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Margaret E. Tahyar
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4379 tel 212 701 5379 fax margaret.tahyar@davispolk.com

July 14, 2011

Re:	ICICI Bank Limited Form 20-F for the Fiscal Year Ended March 31, 2010 Filed September 29, 2010 (File No. 001-15002)

Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hunsaker:

ICICI Bank Limited (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated July 8, 2011 (the “Comment Letter”) regarding the Company’s above-referenced filing of Form 20-F.

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s independent accountants and our firm, Davis Polk & Wardwell. However, in order to fully address certain of the comments, the Company believes that it will require additional time to consider and respond to the Staff’s questions.

As agreed in our conversations with Mr. Michael Seaman, in which the Company respectfully requested an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter, the Company anticipates submitting to the Staff a response to the Comment Letter by the week of August 8, 2011.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me (Tel.: 212 450 4379; Fax: 212 701 5379) with any concerns you may have.

Very truly yours, /s/ Margaret E. Tahyar Margaret E. Tahyar

cc: Mr. Rakesh Jha Via EDGAR SUBMISSION and COURIER